[Sullivan & Cromwell LLP Letterhead]

January 30, 2017

Via E-mail and EDGAR

Securities and Exchange Commission,

Division of Corporation Finance,

100 F. Street, N.E.,

Washington, D.C. 20549.

Attention:	William Dorton

Re:	Acceleration Request for First Hawaiian, Inc.
Registration Statement on Form S-1 (File No. 333-215676)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we attach the requests of our client, First Hawaiian, Inc., and of the underwriters that the effectiveness of the above-referenced Registration Statement be accelerated to 4:30 p.m., Washington, D.C. time, on January 31, 2017, or as soon as practicable thereafter. We ask, however, that the Securities and Exchange Commission staff not accelerate such effectiveness until we speak with you on that date.

Please direct any questions to me by phone ((212) 558-4175) or by email (clarkinc@sullcrom.com) or to Katherine A. McGavin by phone ((212) 558-4956) or by email (mcgavink@sullcrom.com).

Very truly yours,

/s/ Catherine M. Clarkin
Catherine M. Clarkin

(Attachments)

January 30, 2017

Via E-mail and EDGAR

Securities and Exchange Commission,

Division of Corporation Finance,

100 F. Street, N.E.,

Washington, D.C. 20549.

Attention:	William Dorton

Re:	Acceleration Request for First Hawaiian, Inc.
Registration Statement on Form S-1 (File No. 333-215676)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, First Hawaiian, Inc. (the “Company”), hereby requests that the effective date of the Company’s Registration Statement on Form S-1, Registration Number 333-215676 (the “Registration Statement”) be accelerated so that the Company’s Registration Statement will become effective at 4:30 PM, Washington, D.C. time, on January 31, 2017, or as soon thereafter as practicable.

*                                                                                *                                                                                *

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Catherine M. Clarkin at Sullivan & Cromwell LLP at (212) 558-4175 or Katherine A. McGavin at Sullivan & Cromwell LLP at (212) 558-4956.

Very truly yours,

First Hawaiian, Inc.

By:	/s/ Robert S. Harrison

Name:	Robert S. Harrison
Title:	Chairman and Chief Executive
Officer

Goldman, Sachs & Co.
200 West Street
New York, NY 10282-2198

Merrill Lynch, Pierce, Fenner & Smith Incorporated
One Bryant Park
New York, NY 10036

J.P. Morgan Securities LLC

383 Madison Avenue

New York, NY 10179

BNP Paribas Securities Corp.
787 Seventh Avenue

New York, NY 10019

January 30, 2017

U.S. Securities and Exchange Commission

Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: William Dorton

Re:	First Hawaiian Inc. (the “Company”)
Registration Statement on Form S-1 (File No. 333-215676)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness of 4:30 p.m. New York City time on January 31, 2017, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act, please be advised that the Underwriters or dealers, who are reasonably anticipated to participate in the distribution of the security, expect to deliver approximately 3000 copies of the proposed form of preliminary prospectus electronically.  The undersigned advise that the underwriters have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Pages Follow]

Very truly yours,

GOLDMAN, SACHS & CO.

By:	/s/ Erich Bluhm
Name: Erich Bluhm
Title: Managing Director

First Hawaiian, Inc. — Signature Page to Underwriter Acceleration Request

MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED

By:	/s/ John Binnie
Name: John Binnie
Title: Vice Chairman, Global Corporate and Investment Banking

First Hawaiian, Inc. — Signature Page to Underwriter Acceleration Request

J.P. MORGAN SECURITIES LLC

By:	/s/ Drummond S. Rice
Name: Drummond S. Rice
Title: Vice President

First Hawaiian, Inc. — Signature Page to Underwriter Acceleration Request

BNP PARIBAS SECURITIES CORP.

By:	/s/ Pierre Lapomme
Name: Pierre Lapomme
Title: Managing Director

First Hawaiian, Inc. — Signature Page to Underwriter Acceleration Request